UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Boardwalk Pipeline Partners, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

96627104
(CUSIP Number)

Michael E. McMahon Senior Vice President and Secretary Boardwalk Pipelines Holding Corp. 9 Greenway Plaza Houston, Texas 77046 Phone : (713) 479-8059
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096627104

1.	Name of Reporting Person
Boardwalk Pipelines Holding Corp.

2.	Check the Appropriate Box if a Member of the Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially	7.	Sole Voting Power
125,586,133

Owned by Each Reporting	8.	Shared Voting Power
None

	9.	Sole Dispositive Power
Person With		125,586,133

	10.	Shared Dispositive Power
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
125,586,133

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
50.2%(1)

14.	Type of Reporting Person
CO HC

(1) Based on 250,296,782 Common Units outstanding as of June 30, 2015

CUSIP No. 096627104

1.	Name of Reporting Person
Loews Corporation

2.	Check the Appropriate Box if a Member of the Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially	7.	Sole Voting Power
125,586,133

Owned by Each Reporting	8.	Shared Voting Power
None

	9.	Sole Dispositive Power
Person With		125,586,133

	10.	Shared Dispositive Power
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
125,586,133

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
50.2%(1)

14.	Type of Reporting Person
CO HC

(1) Based on 250,296,782 Common Units outstanding as of June 30, 2015

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed on November 23, 2005, as amended and supplemented by Amendment No. 1 filed on June 19, 2008, by Amendment No. 2 filed on November 17, 2008, by Amendment No. 3 filed on June 29, 2009, by Amendment No. 4 filed on February 24, 2010 and by Amendment No. 5 filed on October 11, 2013 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”), by the Reporting Persons with respect to the Common Units of the Issuer.
Item 1.    Security and the Issuer

This Amendment amends and restates Item 1 of the Original Schedule 13D in its entirety as set forth below:

This Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) of Boardwalk Pipeline Partners, LP, a Delaware limited partnership (the “Issuer”), having its principal executive offices at 9 Greenway Plaza, Suite 2800, Houston, Texas 77046.
Item 2.    Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

This Amendment to Schedule 13D is being jointly filed by: (i) Boardwalk Pipelines Holding Corp., a Delaware corporation having its principal executive offices at 9 Greenway Plaza  Houston,  Texas  77046 (“BPHC”), by virtue of its direct beneficial ownership of Common Units; and (ii) Loews Corporation, a Delaware corporation having its principal executive offices at 667 Madison Avenue, New York, New York 10065 (“Loews”), by virtue of its ownership of all the outstanding common stock of BPHC. BPHC and Loews are collectively referred to herein as the “Reporting Persons”.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Schedule 13D held by any other person.

BPHC is a holding company which owns: (a) 100% of the equity interest in Boardwalk GP, LLC, a Delaware limited liability company (“GPLLC”); (b) a 98% limited partner interest in Boardwalk GP, LP, a Delaware limited partnership (the “General Partner”); and (c) the Common Units reported on this Schedule 13D. GPLLC is the general partner of the General Partner, which is the general partner of the Issuer. The Issuer is engaged, through its subsidiaries, in the transportation, storage, gathering and processing of natural gas and liquids. Loews is a holding company. In addition to owning 100% of all of the outstanding common stock of BPHC, the other principal subsidiaries of Loews are engaged in the following lines of business: commercial property and casualty insurance (CNA Financial Corporation, a majority owned subsidiary); the operation of offshore oil and gas drilling rigs (Diamond Offshore Drilling, Inc., a majority owned subsidiary); and the operation of a chain of hotels (Loews Hotels Holding Corporation, a wholly owned subsidiary).

Information with respect to the executive officers and directors of each Reporting Person, including name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted, and beneficial ownership of Common Stock of the Issuer is listed on Schedule I hereto, which is incorporated herein by reference.

None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, any executive officer or director of such Reporting Person, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is not amended by this Amendment.
Item 4.    Purpose of Transaction

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety as set forth below:

As described in Item 5 of this Schedule 13D, as of the date of this Schedule 13D, BPHC beneficially owns 125,586,133 Common Units, representing approximately 50.2% of the 250,296,782 Common Units outstanding (as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2015). In addition, as described in Item 2 of this Schedule 13D, BPHC directly or indirectly owns 100% of the General Partner and GPLLC. By virtue of its ownership of the Common Units covered by this Schedule 13D and, directly and indirectly, 100% of each of the General Partner and GPLLC, BPHC has the power to elect the entire Board of Directors of GPLLC (the “Board”), which serves as the Issuer’s board of directors. By virtue of its ownership of all of the outstanding common stock of BPHC, Loews has the power to elect the entire Board of, and otherwise control, BPHC. As of the date of this Schedule 13D, of the eight directors of GPLLC, two are executive officers of Loews, one is a Senior Adviser and former executive officer of Loews, and one is a retired executive officer of Loews.

The Reporting Persons regularly review the Issuer’s business, performance, financial condition, results of operations, anticipated future developments and prospects, and the market for its Common Units as well as general economic conditions and existing and anticipated market and industry conditions and trends affecting the Issuer. The Reporting Persons regularly discuss such matters with the management and board of directors of GPLLC either directly or through Board participation. As a result of these or other factors and any such discussions, the Reporting Persons may, and reserve the right to, formulate and actively participate in any plans or proposals regarding the Issuer, including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, and to change their intention with respect thereto.
Item 5.    Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

The aggregate number of Common Units to which this Schedule 13D relates is 125,586,133, representing approximately 50.2% of the 250,296,782 Common Units outstanding (as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2015).

BPHC has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the 125,586,133 Common Units covered by this Schedule 13D. By virtue of its ownership of all of the outstanding common stock of BPHC, Loews may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by BPHC and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by BPHC.

BPHC has the sole right to receive and the sole power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units. By virtue of its ownership of all of the outstanding common stock of BPHC, Loews may be deemed to possess the power to receive and the sole power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units.
Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

Issuer Partnership Agreement

Subject to the terms and conditions of the Third Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

The Issuer Partnership Agreement additionally contains various provisions with respect to the limited partner units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Registration Rights Agreement

The Issuer entered into an amended and restated registration rights agreement with BPHC (as so amended and restated, the “Registration Rights Agreement”) dated June 26, 2009. Pursuant to the Registration Rights Agreement, as of the date of this Schedule 13D, the Issuer is required to file a shelf registration statement to register, upon request of BPHC, 16,369,466 Common Units for resale by BPHC. The Registration Rights Agreement also includes provisions dealing with holdback agreements, indemnification and contribution, and allocation of expenses. In addition, pursuant to the terms of the Registration Rights Agreement, with respect to the 16,369,466 Common Units covered under the Registration Rights Agreement and sold to the public in one or more underwritten offerings, the Issuer shall reimburse selling holders for up to $0.914 per Common Unit for selling expenses incurred in connection with the sale of such Common Units. These registration rights are transferable to affiliates of BPHC and, in certain circumstances, to third parties.
Item 7.    Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement (filed herewith)

Exhibit B
Third Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP dated as of June 17, 2008, (Incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on June 18, 2008).

Exhibit C
Amendment No. 1 to the Third Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP, dated as of October 31, 2011 (Incorporated by reference to Exhibit 3.7 to the Issuer’s Quarterly Report on Form 10-Q filed on November 1, 2011).

Exhibit D
Amendment No. 2 to the Third Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP, dated as of October 25, 2012 (Incorporated by reference to Exhibit 3.1 to the Issuer’s Current report on Form 8-K filed on October 30, 2012).

Exhibit E
Amendment No. 3 to the Third Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP, dated as of October 7, 2013 (Incorporated by reference to Exhibit 3.1 to the Issuer’s Current report on Form 8-K filed on October 8, 2013).

Exhibit F
Amended and Restated Registration Rights Agreement dated June 26 2009, by and between Boardwalk Pipeline Partners, LP and Boardwalk Pipelines Holding Corp. (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on June 26, 2009).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BOARDWALK PIPELINES HOLDING CORP.

Dated:	August 13 , 2015	By:	/s/ Jamie Buskill
Jamie Buskill
Senior Vice President, Chief Financial & Administrative Officer and Treasurer

LOEWS CORPORATION

Dated	August 13 , 2015	By:	/s/ Gary W. Garson
Gary W. Garson
Senior Vice President and Secretary

Schedule I

Boardwalk Pipelines Holding Corp.

Set forth below is the name, principal occupation and beneficial ownership of Common Units of the Issuer of each director and executive officer of BPHC. Unless otherwise indicated, the business address for each person listed below is c/o Boardwalk Pipeline Partners, LP, 9 Greenway Plaza, Suite 2800, Houston, TX 77046.

Name and Business Address (if applicable)	Principal Occupation	Common Units Beneficially Owned
Jamie L. Buskill	Senior Vice President, Chief Financial and Administrative Officer and Director of BPHC; Senior Vice President, Chief Financial and Administrative Officer of Boardwalk GP, LLC	-

Stanley C. Horton	President, Chief Executive Officer and Director of BPHC; President, Chief Executive Officer and Director of Boardwalk GP, LLC	14,000 (1)

Michael E. McMahon	Senior Vice President, General Counsel and Secretary of BPHC; Senior Vice President, General Counsel and Secretary of Boardwalk GP, LLC	-

Andrew H. Tisch	Director of BPHC; Office of the President, Co-Chairman of the Board, and Chairman of the Executive Committee of Loews	324,200 (2)

(1)    By spouse. Mr. Horton disclaims beneficial ownership of these Common Units.
(2)    Mr. Tisch is trustee of a trust that owns beneficially a 25% interest in general partnerships that own these Common Units.

Loews Corporation

Set forth below is the name, principal occupation and beneficial ownership of Common Units of the Issuer of each director and executive officer of Loews. Unless otherwise indicated, the business address for each person listed below is c/o Loews Corporation, 667 Madison Avenue, New York, New York 10065.

Name and Business Address (if applicable)	Principal Occupation	Common Units Beneficially Owned
David Edelson	Senior Vice President and Chief Financial Officer of Loews	6,000

Gary W. Garson	Senior Vice President and General Counsel of Loews	3,500

Richard W. Scott	Senior Vice President and Chief Investment Officer of Loews	2,000

Kenneth I. Siegel	Senior Vice President of Loews	-

Andrew H. Tisch	Office of the President, Co-Chairman of the Board, and Chairman of the Executive Committee of Loews	324,200 (1)

James S. Tisch	President and CEO of Loews	324,200 (1)

Jonathan M. Tisch	Office of the President, Co-Chairman of the Board of Loews and Chairman of Loews Hotels	-

Lawrence S. Bacow	Director of Loews, Fellow, Harvard College	-

Ann E. Berman	Director of Loews, Retired Senior Advisor to the President, Harvard University	-

Joseph L. Bower Harvard Business School Cumnock Hall 300 Soldiers Field Station Boston, MA 02163	Director of Loews, Donald K. David Professor Emeritus at Harvard Business School	-

Charles D. Davidson Noble Energy Inc. 1001 Noble Energy Way Houston, TX 77070	Director of Loews, retired Chairman of the Board, Noble Energy Inc.; an independent producer of oil and natural gas	-

Charles M. Diker Cantel Medical Corp. 150 Clove Road Little Falls, NJ 07424-2139	Director of Loews, Managing Partner, Diker Management LLC, and Chairman of the Board, Cantel Medical Corp.; a provider of infection prevention and control products and other medical devices	-

Jacob A. Frenkel JPMorgan Chase International 270 Park Avenue New York, NY 10017	Director of Loews, Chairman of the Board of Trustees of the Group of Thirty, Chairman, JPMorgan Chase International; a global financial institution	-

Paul J. Fribourg Continental Grain Company 767 Fifth Avenue New York, NY 10153	Director of Loews, Chairman of the Board, President and Chief Executive Officer, Continental Grain Company; an international agribusiness and investment company	-

Walter L. Harris FOJP Service Corporation 28 E. 28th Street New York, NY 10016	Director of Loews, President and CEO, FOJP Service Corporation and Hospitals Insurance Company; a provider of insurance coverages and services to hospitals, long-term care facilities, physicians, and healthcare professionals in New York State	1,830

Philip A. Laskawy	Director of Loews, Retired Chairman and Chief Executive Officer, Ernst & Young LLP	-

Ken Miller Teneo Holdings 601 Lexington Avenue New York, NY 10022	Director of Loews, President and Chief Executive Officer, Ken Miller Capital, LLC, Senior Advisor, Teneo Holdings; a consulting firm	-

Anthony Welters UnitedHealth Group 701 Pennsylvania Avenue, N.W. Washington, DC 20004	Director of Loews, Executive Vice President and a member of the Office of the CEO, UnitedHealth Group Inc.; a diversified health insurance provider	-
(1)    Mr. Tisch is trustee of a trust that owns beneficially a 25% interest in general partnerships that own these Common Units.